===========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _______________
                                  SCHEDULE 13D

                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                               (Amendment No. __)

                         Miller Energy Resources, Inc.
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                   600527105
                                 (CUSIP Number)

                               Thomas D. Mueller
              Chief Operating Officer and Chief Compliance Officer
                      462 South Fourth Street, Suite 1600
                              Louisville, KY 40202
                                 (502) 371-4100
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 27, 2014
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box X.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

  ===========================================================================

--------- ----------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS

        RIVER ROAD ASSET MANAGEMENT, LLC

        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------- ----------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a) [_]
                                                                         (b) [X]
--------- ----------------------------------------------------------------------
3 SEC USE ONLY

--------- ----------------------------------------------------------------------
4 SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
5 CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
  or 2(e)                                                                   [_]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------- ----------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF                3,229,485
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
      PERSON WITH
----------------------- ------ -------------------------------------------------
                        8      SHARED VOTING POWER
                               NONE
----------------------- ------ -------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                               4,078,405
----------------------- ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               NONE
----------------------- ------ -------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,078,405
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.2%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IA
--------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
                                                 (b) [X]
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS

OO
--------------------------------------------------------------------------------
CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
or 2(e)                                                                   [_]

--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

IOWA
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF                NONE
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
      PERSON WITH
----------------------- ------ -------------------------------------------------
                        8      SHARED VOTING POWER
                               3,229,485
----------------------- ------ -------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                               NONE
----------------------- ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               4,078,405
--------------------------------------------------------------------------------

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,078,405
--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON
CO, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA INVESTORS HOLDINGS LIMITED

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
                                                 (b) [X]

--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS
OO
--------------------------------------------------------------------------------
CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
or 2(e)                                                                   [_]

--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF                NONE
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
      PERSON WITH
----------------------- ------ -------------------------------------------------
                        8      SHARED VOTING POWER
                               3,229,485
----------------------- ------ -------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                               NONE
----------------------- ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               4,078,405
--------------------------------------------------------------------------------

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,078,405
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON
CO, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA GROUP HOLDINGS LIMITED

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
                                                 (b) [X]

--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS
OO
--------------------------------------------------------------------------------
CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
or 2(e)                                                                   [_]

--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF                NONE
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
      PERSON WITH
----------------------- ------ -------------------------------------------------
                        8      SHARED VOTING POWER
                               3,229,485
----------------------- ------ -------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                               NONE
----------------------- ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               4,078,405
--------------------------------------------------------------------------------

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,078,405
--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON
CO, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NAMES OF REPORTING PERSONS

AVIVA PLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
                                                 (b) [X]
--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
SOURCE OF FUNDS
OO
--------------------------------------------------------------------------------
CHECK  IF  DISCLOSURE  OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
or 2(e)                                                                   [_]

--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION

ENGLAND AND WALES
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER
      NUMBER OF                NONE
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
      PERSON WITH
----------------------- ------ -------------------------------------------------
                        8      SHARED VOTING POWER
                               3,229,485
----------------------- ------ -------------------------------------------------
                        9      SOLE DISPOSITIVE POWER
                               NONE
----------------------- ------ -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               4,078,405
--------------------------------------------------------------------------------

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,078,405
--------------------------------------------------------------------------------
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%
--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON
CO, HC
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to shares of Common Stock, par value $0.0001 per share (the "Stock"), of Miller Energy Resources, Inc. (the "Issuer"). The principle executive office of the Issuer is located at the following address:

Miller Energy Resources, Inc.
9721 Cogdill Road, Suite 302
Knoxville, TN 37932

ITEM 2. IDENTITY AND BACKGROUND

The information regarding the persons filing this statement is as follows:

(a) The name of the persons filing are:

       RIVER ROAD ASSET MANAGEMENT, LLC ("RRAM"),
       AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC. ("AINAH"),
       AVIVA INVESTORS HOLDINGS LIMITED ("AIHL"),
       AVIVA GROUP HOLDINGS LIMITED ("AGHL"), AND
       AVIVA PLC ("AVIVA")
       (COLLECTIVELY, THE "FILERS").

(b) The business address of the Filers is as follows:

       FOR RRAM: 462 SOUTH FOURTH STREET, SUITE 1600, LOUISVILLE, KY 40202 FOR AINAH: 225 WEST WACKER, SUITE 1750, CHICAGO, IL 60606
       FOR AIHL: NO. 1 POULTRY,  LONDON  EC2R  8EJ
       FOR AGHL AND AVIVA: AVIVA PLC, ST HELEN'S, 1 UNDERSHAFT, LONDON EC3P 3DQ

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other in which such employment is conducted: RRAM IS A SECURITIES AND EXCHANGE COMMISSION REGISTERED INVESTMENT ADVISOR. AINAH, AIHL, AND AGHL ARE HOLDING COMPANIES. AVIVA IS A PUBLICLY TRADED COMPANY. AINAH IS 100% OWNER OF RRAM. AIHL IS 100% OWNER OF AINAH. AGHL IS 100% OWNER OF AIHL. AVIVA IS 100% OWNER OF AGHL.

       THE NAME, BUSINESS ADDRESS, BUSINESS ACTIVITY AND PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILERS ARE SET FORTH IN ANNEX A, WHICH IS INCORPORATED HEREIN BY REFERENCE.

(d) During the last five years, none of the Filers, or the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers, or the persons listed in Annex A, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Citizenship:
       RRAM IS ORGANIZED UNDER THE LAWS OF DELAWARE.
       AINAH IS ORGANIZED UNDER THE LAWS OF IOWA.
       AIHL, AGHL, AND AVIVA ARE ORGANIZED UNDER THE LAWS OF ENGLAND AND WALES.

       THE CITIZENSHIP OF EACH EXECUTIVE OFFICER AND DIRECTOR OF THE FILERS WHO IS A NATURAL PERSON IS SET FORTH IN ANNEX A HERETO, WHICH IS INCORPORATED HEREIN BY REFERENCE.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used in purchasing the Stock of the Issuer is RRAM client funds for which RRAM acts as investment advisor pursuant to an investment advisory agreement between each RRAM client and RRAM. The amount of funds used in purchasing the Stock of the Issuer is $22,111,802.72.

ITEM 4. PURPOSE OF TRANSACTION

The Stock was acquired for investment purposes in the ordinary course of business. As such, the Filers may purchase, hold, vote, trade, dispose, sell or otherwise deal the Stock for the benefit of their clients depending on changes in the per share price of the Stock, or related to changes in the Issuer's operations, management structure, business strategy, future acquisitions, growth prospects, liquidity, capital allocation, including use of leverage, or from the sale or merger of the Issuer. The Filers may discuss such matters, and specifically may discuss board of director nominees and may suggest potential board of director nominees, with the Issuer's management or directors, other shareholders, existing or potential strategic partners or competitors, investment and finance professionals, and other investors. Such analysis and discussions may result in the Filers materially modifying their ownership of the Stock. The Filers may also exchange information with the Issuer pursuant to confidentiality or similar agreements, propose changes in its operations, governance, capitalization, or propose one or more of the actions described in sections (a) through (j) of Item 4 of Schedule 13D, all in order to enhance shareholder value. The Filers do not intend to seek control of the Issuer or participate in the day-to-day management of the Issuer, and any Reporting Person that is registered as an investment company under the Investment Company Act of 1940, as amended, will participate in such a transaction only following receipt of an exemption from the Securities and Exchange Commission under Rule 17d-1 promulgated under the Investment Company Act of 1940, as amended, if required, and in accordance with other applicable law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Based on 44,524,779 shares of Common Stock of the Issuer outstanding as of December 2, 2013, the Filers, or the persons listed in Annex A, may be deemed to beneficially own 4,078,405, or 9.2%, of the Issuer's outstanding shares of Common Stock.

(b) The Filers, or the persons listed in Annex A, have the sole power to vote or direct the vote of 3,229,485 shares of the Stock and to dispose or direct the disposition of 4,078,405 shares of the Stock that the Filers may be deemed to beneficially own.

(c) The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers during the sixty days prior to February 26, 2014 (date range: December 29, 2013 through February 26,
       2014):




   (1) NAME     (2) DATE   (3) NUMBER OF (4) PRICE PER SHARE OF   (5) HOW              WHERE TRANSACTED
                             SHARES OF                          RANSACTED -
                            COMMON STOCK      COMMON STOCK     TSELL OR BUY
     RRAM      12/31/2013      13152              7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013       284               7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013       2796              7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013       3517              7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013       392               7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013       512               7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013       8242              7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013      13920              7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013       4622              7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013      15589              7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013       2320              7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013       1152              7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013       4597              7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013       213               7.12              Buy        RRAM Principal Place of Business
     RRAM      12/31/2013        76               7.12              Buy        RRAM Principal Place of Business
     RRAM       1/2/2014        160               6.74             Sell        RRAM Principal Place of Business
     RRAM       1/2/2014         20               6.74             Sell        RRAM Principal Place of Business
     RRAM       1/2/2014         10               6.74             Sell        RRAM Principal Place of Business
     RRAM       1/2/2014         20               6.74             Sell        RRAM Principal Place of Business
     RRAM       1/7/2014        1500              6.92             Sell        RRAM Principal Place of Business
     RRAM       1/8/2014        180               6.93              Buy        RRAM Principal Place of Business
     RRAM       1/8/2014        1100              6.94              Buy        RRAM Principal Place of Business
     RRAM       1/17/2014       4500              7.49             Sell        RRAM Principal Place of Business
     RRAM       1/24/2014       2593              7.73             Sell        RRAM Principal Place of Business
     RRAM       1/24/2014       1217              7.73             Sell        RRAM Principal Place of Business
     RRAM       1/31/2014       1320              7.80              Buy        RRAM Principal Place of Business
     RRAM       2/4/2014        2050              7.18              Buy        RRAM Principal Place of Business
     RRAM       2/6/2014        320               7.13              Buy        RRAM Principal Place of Business
     RRAM       2/6/2014         90               7.16              Buy        RRAM Principal Place of Business
     RRAM       2/6/2014       10000              6.94              Buy        RRAM Principal Place of Business
     RRAM       2/10/2014       840               7.19              Buy        RRAM Principal Place of Business
     RRAM       2/10/2014       6660              7.19              Buy        RRAM Principal Place of Business
     RRAM       2/13/2014       5000              7.22             Sell        RRAM Principal Place of Business
     RRAM       2/25/2014       240               6.74              Buy        RRAM Principal Place of Business
     RRAM       2/25/2014        70               6.74              Buy        RRAM Principal Place of Business
     RRAM       2/26/2014       940               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       2310              6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       330               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       100               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       600               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       220               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       520               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       280               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       610               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       1150              6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       520               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       490               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014        30               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       350               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       610               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       240               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       1560              6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       300               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       210               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       690               6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       2480              6.46             Sell        RRAM Principal Place of Business
     RRAM       2/26/2014       460               6.46             Sell        RRAM Principal Place of Business


The transactions noted above were purchases or sales of shares effected in the open market and the table includes commissions paid in per share prices.

(d)    Not applicable.

(e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

RRAM is the investment adviser to accounts of RRAM clients pursuant to investment advisory agreements between RRAM clients and RRAM. Each investment advisory agreement provides RRAM with the authority, among other things, to invest account funds in the Stock, to dispose of the Stock, and to file this statement on behalf of the account. Some, but not all, investment advisory agreements provide RRAM with the authority to vote for the Stock. The number of shares of Stock for which RRAM has sole voting power is reflected on RRAM's cover page.

RRAM, AINAH, AIHL, AGHL, and Aviva entered into an Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G dated as of March 2, 2011 (the "Agreement"). Under the Agreement, RRAM was appointed agent and attorney-in-fact to prepare or cause to be prepared, sign, file with the Securities and Exchange Commission and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended. The Agreement will terminate in the event that a statement terminating the Agreement is filed with the Securities and Exchange Commission. The Agreement is attached as
Exhibit 99.1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT 99.1 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G dated as of March 2, 2011.

ANNEX A - The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filers.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2014                       RIVER ROAD ASSET MANAGEMENT, LLC,
                                           a Delaware limited liability company

                                           /s/  Thomas D. Mueller
                                           -----------------------
                                           By: Thomas D. Mueller
                                               Chief Operating Officer and
                                               Chief Compliance Officer

                                  RIVER ROAD ASSET MANAGEMENT, LLC,
                                         a Delaware limited liability company

                           AS POWER OF ATTORNEY FOR:

                              /s/ AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC.,
                                       an Iowa corporation

                              /s/ AVIVA INVESTORS HOLDINGS LTD,
                                       a  limited liability company organized
                                       under the laws of England and Wales

                              /s/ AVIVA GROUP HOLDINGS LIMITED,
                                       a  limited liability company organized
                                       under the laws of England and Wales

                              /s/ AVIVA PLC,
                                       a  public  limited  company  organized
                                       under the laws of England and Wales

                                       /s/   Thomas D. Mueller by Power of
                                             Attorney, See Exhibit 99.1

                                       By: Thomas D. Mueller
                                           Chief Operating Officer and Chief
                                           Compliance Officer

Annex A

The name, business address, business activity, present principal occupation or employment and, if natural person, citizenship of each executive officer and director of the Filers are set forth in Exhibit A hereto, which is incorporated herein by reference.


RIVER ROAD ASSET MANAGEMENT, LLC

NAME                 BUSINESS        BUSINESS ACTIVITY         PRESENT PRINCIPAL OCCUPATION   CITIZENSHIP
                     ADDRESS                                   OR EMPLOYMENT
Shircliff, James C.  462 S. 4th      Chief Investment Officer  Chief Investment Officer       United States
                     Street
                     Suite 1600
                     Louisville, KY
                     40202

Beck, R. Andrew      462 S. 4th      President & CEO           President & CEO                United States
                     Street
                     Suite 1600
                     Louisville, KY
                     40202

Sanders III, Henry   462 S. 4th      Executive Vice President  Executive Vice President       United States
W.                   Street
                     Suite 1600
                     Louisville, KY
                     40202

Cinnamond, Erik K.   822 North A1A   Vice President            Vice President                 United States
                     Highway
                     Ponte Vedra,
                     FL 32082

Forsha, Thomas S.    462 S. 4th      Co-Chief Investment       Co-Chief Investment Officer    United States
                     Street          Officer
                     Suite 1600
                     Louisville, KY
                     40202

Deuser, Greg E.      462 S. 4th      Chief Risk Officer        Chief Risk Officer             United States
                     Street
                     Suite 1600
                     Louisville, KY
                     40202

Brown, J. Alex       462 S. 4th      Director of Research      Director of Research           United States
                     Street
                     Suite 1600
                     Louisville, KY
                     40202



Mueller,             462 S. 4th      Chief Compliance Officer  Chief Compliance Officer and   United States
Thomas D.            Street          and Chief Operating       Chief Operating Officer
                     Suite 1600      Officer
                     Louisville, KY
                     40202

Fiorito,             462 S. 4th      Director of Trading       Director of Trading            United States
Christopher K.       Street
                     Suite 1600
                     Louisville, KY
                     40202

Robbins, L. Michele  462 S. 4th      Vice President of Client  Vice President of Client &     United States
                     Street          & Consultant Relations    Consultant Relations
                     Suite 1600
                     Louisville, KY
                     40202

O'Leary, Katrina H.  462 S. 4th      Vice President of Client  Vice President of Client &     United States
                     Street          & Consultant Relations    Consultant Relations
                     Suite 1600
                     Louisville, KY
                     40202

Burnett, Shannon M.  462 S. 4th      Director of Client        Director of Client Services    United States
                     Street          Services
                     Suite 1600
                     Louisville, KY
                     40202

Snyder, Meagan N.    462 S. 4th      Director of Compliance    Director of Compliance         United States
                     Street
                     Suite 1600
                     Louisville, KY
                     40202

Wainwright, Robert   462 S. 4th      Director of Business      Director of Business Strategy  United Kingdom
W.                   Street          Strategy Development      Development
                     Suite 1600
                     Louisville, KY
                     40202

Whitney B. Conn      462 S. 4th      Director of Operations    Director of Operations         United States
                     Street
                     Suite 1600
                     Louisville, KY
                     40202





AVIVA INVESTORS NORTH AMERICA HOLDINGS, INC.

NAME                 BUSINESS        BUSINESS ACTIVITY         PRESENT PRINCIPAL OCCUPATION   CITIZENSHIP
                     ADDRESS                                   OR EMPLOYMENT
O'Brien, Patrick     225 West        Director and Officer      Director and Officer           United States
                     Wacker
                     Suite 1750
                     Chicago, IL
                     60606

Preseau, Chuck G.    225 West        Director and Officer      Director and Officer           United States
                     Wacker
                     Suite 1750
                     Chicago, IL
                     60606

Purkalitis, Andra    225 West        Director and Officer      Director and Officer           United States
C.                   Wacker
                     Suite 1750
                     Chicago, IL
                     60606

Neville, Patrick     No. 1 Poultry   Director                  Director and Officer           United Kingdom
                     London
                     EC2R 8EJ

AVIVA INVESTORS HOLDINGS LIMITED

NAME                 BUSINESS        BUSINESS ACTIVITY         PRESENT PRINCIPAL OCCUPATION   CITIZENSHIP
                     ADDRESS                                   OR EMPLOYMENT

Misselbrook, John    No.1 Poultry,   Non-executive director    Non-executive director and     United Kingdom
                                                               Chairman, Aviva Investors
                                                               Holdings Limited
                     London EC2R
                     8EJ

Kyprianou, Robert    No.1 Poultry,   Independent               Non-executive director, Aviva  United Kingdom
Anastassis                           non-executive director    Investors Holdings Limited
                     London EC2R
                     8EJ

Wolstenholme,        No.1 Poultry,   Independent               Non-executive director, Aviva  United Kingdom
Manjit                               non-executive director    Investors Holdings Limited
                     London EC2R
                     8EJ

Regan, Patrick       St Helen's,     Director                  Chief Financial Officer,       United Kingdom
Charles                                                        Aviva plc
                     1 Undershaft,
                     London EC3P
                     3DQ




Windsor, Jason       St Helen's,     Director                  Chief Strategy and             United Kingdom
Michael                                                        Development Officer, Aviva
                                                               plc
                     1 Undershaft,
                     London EC3P
                     3DQ

Munro, Euan          No.1 Poultry,   Director and Executive    Chief Executive Officer,       United Kingdom
                                                               Aviva Investors
                     London EC2R
                     8EJ

Neville, Patrick     No.1 Poultry,   Director and Executive    Chief Financial Officer,       United Kingdom
John                                                           Aviva Investors
                     London EC2R
                     8EJ

Boulier,             26-28 Rue de    Executive                 Chief Investment Officer,      France
Jean-Francois        la Pepiniere                              Fixed Income, Aviva Investors
                     Paris 75008,
                     France

Callaghan, Ruth      No.1 Poultry,   Executive                 Chief Human Resources          United Kingdom
Caroline                                                       Officer, Aviva Investors
                     London EC2R
                     8EJ

Davis, Ian Frank     No.1 Poultry,   Executive                 Chief Operating Officer,       United Kingdom
Davis                                                          Aviva Investors
                     London EC2R
                     8EJ

Field, Richard       No.1 Poultry,   Executive                 Chief Risk Officer, Aviva      United Kingdom
Julian                                                         Investors
                     London EC2R
                     8EJ

Hibbert,             No.1 Poultry,   Executive                 Transformation Director,       United Kingdom
Christopher James                                              Aviva Investors
                     London EC2R
                     8EJ

O'Brien, Patrick     225 West        Executive                 Country Manager-Americas and   USA
Joseph               Wacker                                    Asia Pacific, Aviva Investors
                     Suite 1750
                     Chicago, IL
                     60606



Potter, Edward       No.1 Poultry,   Executive                 Director of Global Business    USA
Eliphalet                                                      Development, Aviva Investors
                     London EC2R
                     8EJ

Womack, Ian Bryan    No.1 Poultry,   Executive                 Chief Executive-Global Real    United Kingdom
                                                               Estate, Aviva Investors
                     London EC2R
                     8EJ

AVIVA GROUP HOLDINGS LIMITED

NAME                 BUSINESS        BUSINESS ACTIVITY         PRESENT PRINCIPAL OCCUPATION   CITIZENSHIP
                     ADDRESS                                   OR EMPLOYMENT
Lister, John Robert  St Helen's,     Director                  Group Chief Risk & Capital     United Kingdom
                                                               Officer
                     1 Undershaft,
                     London EC3P
                     3DQ

Regan, Patrick       St Helen's,     Director                  Group Chief Financial Officer  United Kingdom
Charles
                     1 Undershaft,
                     London EC3P
                     3DQ

Wilson, Mark Andrew  St  Helen's     Director  Group           Chief Executive Officer        New Zealand

                     1 Undershaft,
                     London EC3P
                     3DQ


AVIVA PLC

NAME                 BUSINESS        BUSINESS ACTIVITY         PRESENT PRINCIPAL OCCUPATION   CITIZENSHIP
                     ADDRESS                                   OR EMPLOYMENT
Barker, Glyn         St Helen's,     Non exec. Director        Non exec. Director             United Kingdom
                     1 Undershaft,
                     London EC3P
                     3DQ

Cross, Patricia      St Helen's,     Non exec. Director        Non exec. Director             Australia
Anne
                     1 Undershaft,
                     London EC3P
                     3DQ

Hawker, Michael      St Helen's,     Non exec. Director        Non exec. Director             Australia
John
                     1 Undershaft,
                     London EC3P
                     3DQ




Huey Evans, Gay      St Helen's,     Non exec. Director        Non exec. Director             United
                                                                                              States/United
                                                                                              Kingdom
                     1 Undershaft,
                     London EC3P
                     3DQ

McFarlane, John      St Helen's,     Non exec. Chairman        Non exec. Chairman             United
                                                                                              Kingdom/Australia
                     1 Undershaft,
                     London EC3P
                     3DQ

Mire, Michael        St Helen's,     Non exec. Director        Non exec. Director             United Kingdom

                     1 Undershaft,
                     London EC3P
                     3DQ

Montague, Adrian     St Helen's,     Senior Independent        Senior Independent Director    United Kingdom
Alastair                             Director
                     1 Undershaft,
                     London EC3P
                     3DQ

Regan, Patrick       St Helen's,     Executive Director        Group Chief Financial Officer  United Kingdom
Charles
                     1 Undershaft,
                     London EC3P
                     3DQ

Stein, Robert        St Helen's,     Non exec. Director        Non exec. Director             United States
William
                     1 Undershaft,
                     London EC3P
                     3DQ

Wheway, Jonathan     St  Helen's,    Non  exec.  Director      Non exec. Director             United Kingdom
Scott

                     1 Undershaft,
                     London EC3P
                     3DQ

Wilson, Mark Andrew  St Helen's,     Director                  Group Chief Executive Officer  New Zealand
                     1 Undershaft,
                     London EC3P
                     3DQ





Amin, Nitinbhai      St Helen's,     Executive Committee       Group Transformation Director  United Kingdom
Babubhai Maganbhai                   Member
                     1 Undershaft,
                     London EC3P
                     3DQ

Barral, David        St Helen's,     Executive Committee       Chief executive officer,       United Kingdom
                                     Member                    Aviva UK & Ireland Life
                                                               Insurance
                     1 Undershaft,
                     London EC3P
                     3DQ

Boyle, Paul          St Helen's,     Executive Committee       Chief Audit Officer            United Kingdom
                                     Member
                     1 Undershaft,
                     London EC3P
                     3DQ

Cooper, Kirstine     St Helen's,     Executive Committee       Group General Counsel &        United Kingdom
Ann                                  Member                    Company Secretary
                     1 Undershaft,
                     London EC3P
                     3DQ

Deputy, Christine    St Helen's,     Executive Committee       Group HR Director              United States
                                     Member
                     1 Undershaft,
                     London EC3P
                     3DQ

Lister, John Robert  St Helen's,     Executive Committee Group Chief Risk & Capital           United Kingdom
                                     Member                    Officer
                     1 Undershaft,
                     London EC3P
                     3DQ

Mackenzie, Amanda    St Helen's,     Executive Committee       Chief marketing and            United Kingdom
Felicity                             Member                    communications officer
                     1 Undershaft,
                     London EC3P
                     3DQ

McMillan, David      St Helen's,     Executive Committee       Chief Executive Officer,       United Kingdom
John Ramsay                          Member                    Aviva Europe
                     1 Undershaft,
                     London EC3P
                     3DQ





Munro, Euan George   1 Poultry,      Executive Committee       Chief executive officer,       United Kingdom
                                     Member                    Aviva Investors
                     London, EC2R
                     8EJ


Seng, Khor Hock      4 Shenton Way,  Executive Committee       Chief Executive Officer,       Malaysia
                                     Member                    Aviva Asia
                     #26-01, SGX
                     Centre 2
                     Singapore
                     068807
                     Singapore

Tulloch, Maurice     8 Surrey        Executive Committee       Chief executive officer,       Canada
Ewen                 Street,         Member                    Aviva UK & Ireland General
                                                               Insurance
                     Norwich,
                     Norfolk NR1
                     3NG


Windsor, Jason       St Helen's,     Executive Committee       Chief strategy & development   United Kingdom
                                     Member                    officer
                     1 Undershaft,
                     London EC3P
                     3DQ